Filed pursuant to Rule 253(g)(2)
File No. 024-11325

This Supplement No. 1, dated September 6, 2022 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circulars (each, an “Offering Circular” and, together, the “Offering Circulars”), each dated July 25, 2022, August 3, 2022 and August 9, 2022, of Arrived Homes, LLC, a Delaware series limited liability company (which we refer to as ““we,” “us,” “our” or “our company”), as supplemented. The purpose of this supplement is to correct certain information regarding the acquisition information for the following Series (the “Updated Series”):

  Arrived Homes Series Conway
  Arrived Homes Series Loretta
  Arrived Homes Series Inglewood
  Arrived Homes Series Braxton
  Arrived Homes Series Reginald
  Arrived Homes Series Quincy

Arrived Homes, LLC

500 Yale Avenue North
Seattle, WA 98109
(814) 277-4833
www.arrivedhomes.com

The information below updates information regarding the acquisition of each of the Updated Series properties and supersedes any contrary previous information contained under the relevant subsection of the section titled “The Series Properties Being Offered” included in the relevant Offering Circular, each of which can be found here; all other information in each Offering Circular is otherwise unchanged.

Acquisition of the Arrived Homes Series Conway Property

Arrived Homes Series Conway completed the acquisition of the Arrived Homes Series Conway property on July 6, 2022 at a purchase price of $685,000.

The acquisition of the Arrived Homes Series Conway property was funded entirely by cash being advanced by the manager. The manager borrowed such cash on a short-term loan, which is secured by the Arrived Homes Series Conway property, is responsible for all interest accrued on such loan and will pay off the loan immediately following or prior to the initial closing on
Arrived Homes Series Conway interests. In exchange for advancing the cash, Arrived Homes Series Conway issued a promissory note to the manager in the amount of $736,200, which has a term of 18 months and bears interest at the minimum AFR in effect as of the date of issuance of the promissory note.

Acquisition of the Arrived Homes Series Loretta Property

Arrived Homes Series Loretta completed the acquisition of the Arrived Homes Series Loretta property on July 6, 2022 at a purchase price of $685,000.

The acquisition of the Arrived Homes Series Loretta property was funded entirely by cash being advanced by the manager. The manager borrowed such cash on a short-term loan, which is secured by the Arrived Homes Series Loretta property, is responsible for all interest accrued on such loan and will pay off the loan immediately following or prior to the initial closing on Arrived Homes Series Loretta interests. In exchange for advancing the cash, Arrived Homes Series Loretta has issued a promissory note to the manager in the amount of $736,200, which has a term of 18 months and bears interest at the minimum AFR in effect as of the date of issuance of the promissory note.

Acquisition of the Arrived Homes Series Inglewood Property

Arrived Homes Series Inglewood completed the acquisition of the Arrived Homes Series Inglewood property on July 12, 2022 at a purchase price of $679,000.

The acquisition of the Arrived Homes Series Inglewood property was funded entirely by cash being advanced by the manager. The manager borrowed such cash on a short-term loan, which is secured by the Arrived Homes Series Inglewood property, is responsible for all interest accrued on such loan and will pay off the loan immediately following or prior to the initial closing on Arrived Homes Series Inglewood interests. In exchange for advancing the cash, Arrived Homes Series Inglewood has issued a promissory note to the manager in the amount of $729,800, which has a term of 18 months and bears interest at the minimum AFR in effect as of the date of issuance of the promissory note.

Acquisition of the Arrived Homes Series Braxton Property

Arrived Homes Series Braxton completed the acquisition of the Arrived Homes Series Braxton property on July 8, 2022 at a purchase price of $323,500.

The acquisition of the Arrived Homes Series Braxton property was funded entirely by cash being advanced by the manager. The manager borrowed such cash on a short-term loan, which is secured by the Arrived Homes Series Braxton property, is responsible for all interest accrued on such loan and will pay off the loan immediately following or prior to the initial closing on Arrived Homes Series Braxton interests. In exchange for advancing the cash, Arrived Homes Series Braxton has issued a promissory note to the manager in the amount of $347,700, which has a term of 18 months and bears interest at the minimum AFR in effect as of the date of issuance of the promissory note.

Acquisition of the Arrived Homes Series Reginald Property

Arrived Homes Series Reginald completed the acquisition of the Arrived Homes Series Reginald property on July 5, 2022 at a purchase price of $435,000.

The acquisition of the Arrived Homes Series Reginald property was funded entirely by cash being advanced by the manager. The manager borrowed such cash on a short-term loan, which is secured by the Arrived Homes Series Reginald property, is responsible for all interest accrued on such loan and will pay off the loan immediately following or prior to the initial closing on Arrived Homes Series Reginald interests. In exchange for advancing the cash, Arrived Homes Series Reginald has issued a promissory note to the manager in the amount of $467,500, which has a term of 18 months and bears interest at the minimum AFR in effect as of the date of issuance of the promissory note.

Acquisition of the Arrived Homes Series Quincy Property

Arrived Homes Series Quincy completed the acquisition of the Arrived Homes Series Quincy property on June 28, 2022 at a purchase price of $550,000.

The acquisition of the Arrived Homes Series Quincy property was funded entirely by cash being advanced by the manager. The manager borrowed such cash on a short-term loan, which is secured by the Arrived Homes Series Quincy property, is responsible for all interest accrued on such loan and will pay off the loan immediately following or prior to the initial closing on Arrived Homes Series Quincy interests. In exchange for advancing the cash, Arrived Homes Series Quincy has issued a promissory note to the manager in the amount of $591,100, which has a term of 18 months and bears interest at the minimum AFR in effect as of the date of issuance of the promissory note.